

Mail Stop 3030

July 19, 2016

<u>Via E-Mail</u>
Saagar Govil
Chief Executive Officer
Cemtrex, Inc.
19 Engineers Lane,
Farmingdale, New York 11735

      Re: **Cemtrex, Inc.**
            Form 10-K for Fiscal Year Ended September 30, 2015
            DEF 14A, Filed February 8, 2016
            Form 10-Q for Fiscal Quarter Ended March 31, 2016
            File No. 001-37464

Dear Mr. Govil:

We have reviewed your response dated June 15, 2016 to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2016 letter.

General

1.   Please expand your response to prior comments 1, 5, 6 and 7 to clarify how you will address those comments in future filings.

2.   Please expand your response to prior comment 3 to clarify how you intend to address the "additional issues raised under item 3."

Risk Factors, page 7

3.   Please respond to that portion of prior comment 9 that asks that you tell us whether you are a controlled company under the exchange listing rules, and, if so, your analysis of whether that status creates material risks. Please also clarify the exchange listing rules available to controlled companies on which you will rely.

Market for Registrant's Common Equity, page 13

4.   Please respond to that portion of prior comment 22 that asks you to clarify whether and how your shareholders were solicited to approve this "Shareholder Resolution" in a manner consistent with Regulation 14A of the Exchange Act or whether and how you complied with Regulation 14C of the Exchange Act.

Management's Discussion and Analysis, page 14

Results of Operations, page 15

5.   We note your response to prior comment 23; however, it is unclear from your response and disclosure what impact changes in price and/or volume had on your revenues for the periods presented and the reasons underlying those changes. Please expand your response and revise future filings.

Consolidated Financial Statements

General

6.   Please revise future filings to provide the entity wide disclosures required by ASC 280-10-50-38 through 41. Please also consider the requirements of Item 101(d)(1)-(2) of Regulation S-K as it relates to your Business disclosure.

Note 14. Income Tax Provision, page F-21

7.   Please revise future filings to provide disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign, as required by Rule 4-08(h) of Regulation S-X.

8.   We note that the permanent differences in the reconciliation on page F-22 have a significant impact on your effective tax rate.   Please explain to us the nature of these permanent differences and revise future filings to separately disclose and discuss each of the differences.

9.   Please revise future filings to include the disclosures required by ASC 740-30-50, including the amount of undistributed earnings of your foreign subsidiaries that are considered indefinitely reinvested

Definitive Proxy Statement Filed February 8, 2016

Election of Directors, page 6

10.   Please note that the time period specified in Regulation S-K Item 401(f) is ten years, not two years, as referenced in your response to prior comment 28. Accordingly, please tell us whether any of your directors or officers has been affiliated with a company that has filed for bankruptcy or state insolvency during the past ten years and, if so, whether that event is material to an evaluation of the ability or integrity of that director or officer. Please also ensure that future filings are consistent with this Item.

Compensation Committee, page 8

11.   We note your response to prior comment 29. In future filings please provide the disclosure required by Regulation S-K Item 407(e)(1) or advise us as to the basis upon which you rely in not including such disclosure.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Management's Discussion and Analysis, page 13

Results of Operations, page 14

12.   Please clarify the reason for the "postponement of the execution of in-house orders" during this quarter.

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: William M. Aul, Esq.